                                                                      Exhibit 12

                               HARSCO CORPORATION

               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)

                                                     Six                                  YEARS ENDED DECEMBER 31
                                                 Months Ended   ------------------------------------------------------------------
                                                   6/30/99         1998          1997          1996          1995          1994
                                                  ---------     ---------     ---------     ---------     ---------     ---------
   Pre-tax income from continuing
     operations (net of minority interest
     in net income)                               $  61,693     $ 174,874     $ 165,613     $ 145,984     $ 107,073     $  84,197

   Add fixed charges computed below                  17,758        28,417        24,263        26,181        33,121        37,982

   Net adjustments for equity companies                (194)          139          (694)         (181)         (466)         (134)

   Net adjustments for capitalized
     interest                                           (58)          (10)           --            --            --          (274)

                                                  ---------     ---------     ---------     ---------     ---------     ---------
   Consolidated Earnings Available
     for Fixed Charges                            $  79,199     $ 203,420     $ 189,182     $ 171,984     $ 139,728     $ 121,771
                                                  =========     =========     =========     =========     =========     =========

Consolidated Fixed Charges:

   Interest expense per financial
     statements (1)                               $  13,078     $  20,504     $  16,741     $  21,483     $  28,921     $  34,048

   Interest expense capitalized                          58           128           128           131           134           338

   Portion of rentals (1/3) representing
     an interest factor                               4,622         7,785         7,394         4,567         4,066         3,596

   Interest expense for equity companies
     whose debt is guaranteed (2)                        --            --            --            --            --            --

                                                  ---------     ---------     ---------     ---------     ---------     ---------
   Consolidated Fixed Charges                     $  17,758     $  28,417     $  24,263     $  26,181     $  33,121     $  37,982
                                                  =========     =========     =========     =========     =========     =========

Consolidated Ratio of Earnings to
   Fixed Charges                                       4.46          7.16          7.80          6.57          4.22          3.21
                                                  =========     =========     =========     =========     =========     =========

(1)   Includes amortization of debt discount and expense.

(2) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1994 through 1998, and the six months ended June 30, 1999.